Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated July 27, 2007
VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Exact name of registrant as specified in its charter)
VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE RG14 2FN, ENGLAND
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-110941) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

INTERIM MANAGEMENT STATEMENT FOR THE FIRST QUARTER
GROUP REVIEW
REGIONAL RESULTS
EMAPA
MOBILE CUSTOMERS(1) - 1 APRIL 2007 TO 30 JUNE 2007
MOBILE CUSTOMER CHURN
MOBILE VOICE USAGE VOLUMES
MOBILE NON-VOICE SERVICE REVENUE AS A PERCENTAGE OF SERVICE REVENUE(1)
AVERAGE MONTHLY MOBILE REVENUE PER USER IN THE QUARTER
SIGNATURES

This Report on Form 6-K contains Vodafone Group Plc’s (“Vodafone”) interim management statement for the quarter ended 30 June 2007.
All of the financial information presented in this document is unaudited.
This document contains forward-looking statements which are subject to risks and uncertainties because they relate to future events. In particular, such forward-looking statements include statements with respect to Vodafone’s expectations as to expected savings from cost reduction initiatives, including the IT AD&M programme; expectations as to levels of capital expenditure and operating expenditure; targeted revenue from the Group’s total communications initiatives; and the Group’s expectations for revenue, adjusted operating profit, capitalised fixed asset additions and free cash flow for the 2008 financial year contained within the outlook statement on page 5 of this document. Some of the factors which may cause actual results to differ from these forward-looking statements can be found by referring to the information under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in Vodafone Group Plc’s Annual Report on Form 20-F for the year ended 31 March 2007.
Vodafone, the Vodafone logos, Vodafone live!, Vodafone At Home, Vodafone Office, Vodafone Passport and Vodafone Mobile Connect are trademarks of the Vodafone Group.
References to ‘the previous quarter’ are to the quarter ended 31 March 2007 unless otherwise stated.
Eliminations within the Europe results table represent intercompany revenue between the segments within the Europe region.
The Group’s outlook for the year ending 31 March 2008 is contained in Vodafone’s Group Plc’s Annual Report on Form 20-F for the year ended 31 March 2007.
In presenting and discussing the Group’s reported operating results, certain information is derived from amounts calculated in accordance with IFRS but this information is not itself an expressly permitted GAAP measure. Such non-GAAP measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure. An explanation as to the use of these measures and reconciliations to their nearest equivalent GAAP measures can be found beginning on page 10.

INTERIM MANAGEMENT STATEMENT FOR THE FIRST QUARTER
Vodafone Group Plc announced on 19 July 2007 its interim management statement for the quarter ended 30 June 2007.
The key highlights of the quarter are:
•	Group revenue of £8.3 billion, representing 7.5% growth on last year, with organic growth of 4.0%
•	Group service revenue growth of 8.0% with growth of 4.2% on an organic basis. Service revenue growth of 0.3% for Europe and 41.9% for EMAPA, or 1.4% and 18.2% on an organic basis, respectively.
•	9.1 million proportionate organic net mobile additions for the quarter compared with 4.8 million for the same quarter last year. Total proportionate mobile customer base at 30 June 2007 of 232.0 million
•	Group mobile customer base for subsidiaries and joint ventures of 200.4 million at 30 June 2007, including 30.8 million in Vodafone Essar in India. Organic net mobile additions of 9.3 million in the quarter
•	Further strong growth in retail net customer additions of 1.6 million at Verizon Wireless
•	2.6 million 3G devices added in the quarter, bringing the total 3G device base to 18.5 million. Growth of 35.3% in non-messaging data revenue, or 32.2% on an organic basis.
•	Vodafone At Home now available in 11 markets and Vodafone Office in 12 markets
•	Vodafone reiterates its current year outlook with the financial performance for the quarter in line with expectations
Arun Sarin, Chief Executive, commented:
“We have made a good start to the financial year, with a strong performance from the EMAPA region offsetting continued challenging markets in Europe. We continue to make progress in the execution of our strategic objectives. Our new Indian business has delivered strong growth in the quarter, with its integration into the Group progressing well. We are reiterating our guidance for the current financial year.”

GROUP REVIEW
Following the introduction of the Transparency Rules in the UK in January 2007, which implement the EU Transparency Directive, the Group is providing an interim management statement that provides details of the Group’s performance and financial position, together with any material events, for the quarter.
Operating review

				Impact of	Impact of
	Quarter ended 30 June		Reported	acquisitions	foreign	Organic
	2007	2006	growth	& disposals	exchange	growth
Group revenue	£m	£m	%	%	%	%
Total revenue	8,253	7,679	7.5	(5.3)	1.8	4.0

Voice revenue	5,934	5,599	6.0	(6.7)	1.9	1.2
Messaging revenue	950	851	11.6	(3.1)	1.0	9.5
Data revenue	452	334	35.3	(4.6)	1.5	32.2
Fixed line operators and DSL revenue	372	358	3.9	5.5	1.4	10.8
Other service revenue	5	—

Service revenue	7,713	7,142	8.0	(5.6)	1.8	4.2

Group revenue increased by 7.5% to £8.3 billion. The net impact of acquisitions and disposals, principally due to Turkey and India, contributed 5.3 percentage points to revenue growth offset by 1.8 percentage points from adverse movements in exchange rates.
In the Europe region total revenue growth was flat year on year, but grew 1.1% on an organic basis, whilst the EMAPA region delivered growth of 40.7%, or 18.7% on an organic basis. The quarter showed continued strong performances in Spain and several of the Group’s emerging market operations, with sustained revenue growth in the UK. The overall competitive environment in Europe remains challenging.
Voice revenue grew by 6.0%, or by 1.2% on an organic basis, reflecting the continued strong growth in outgoing voice minutes offset by effective price declines, together with the expected impact from the Group’s European roaming price reductions and the cancellation of top up fees in Italy. Data revenue growth remains strong driven by business services and the increasing penetration of 3G devices, up over 100% since June last year to 18.5 million, supporting strong growth in connectivity revenue.
Group mobile customers in subsidiaries and joint ventures increased to 200.4 million at the end of the quarter from 163.0 million at 31 March 2007, with 30.8 million added through Vodafone Essar (formerly Hutchison Essar) in India. On a proportionate basis, the closing customer base reached 232.0 million, with 9.1 million organic proportionate mobile net additions in the quarter.
Review of strategic objectives
The Group continues to focus on executing against its strategic objectives.
Revenue stimulation and cost reduction in Europe
The Group’s focus in Europe is to drive additional usage and revenue from core voice and messaging services and to reduce the cost base.
Outgoing voice revenue declined 0.5% on the quarter in the Europe region, or grew by 0.5% on an organic basis, up slightly compared with the previous quarter. A 20.3% fall in effective price per minute has been offset by initiatives to stimulate additional usage, with 26.2% growth in total voice usage, including 15.6% growth on a per customer basis. Messaging revenue growth for the quarter was 7.5%, or 8.5% on an organic basis, up slightly on the previous quarter principally through successful propositions in Italy.
12.6 million Vodafone Passport customers are already benefiting from lower roaming prices. In addition, all European customers are benefiting from the Group having delivered on its commitment to reduce roaming prices by 40% in April 2007 compared with summer 2005.
The Group’s cost reduction programmes remain on track. The majority of operating companies have now started outsourcing IT application development and maintenance to EDS and IBM and the Group’s data centre consolidation programme is substantially complete. For the 2008 financial year, the Group expects for the total of the Europe region and common functions mobile capital expenditure to be 10% of mobile revenue and mobile operating expenses to be broadly stable when compared with the 2006 financial year.

Innovate and deliver on our customers’ total communications needs
The Group is targeting an additional 10% of revenue from its total communications initiatives over the next three years.
Fixed location pricing plans have now been launched in six markets for consumers and 12 markets for business customers. The Group now has 3.5 million Vodafone At Home customers on fixed location tariffs and 2.5 million Vodafone Office customers.
Vodafone is now offering fixed consumer broadband services through its mobile operations in ten markets, with four markets launching services since the end of May. In addition, Arcor in Germany had 2.2 million DSL customers at 30 June 2007, up 47% compared with June last year.
During the quarter, Germany, Italy, the Netherlands and the UK refreshed their mobile internet offering and launched fixed price browsing tariffs to encourage greater data usage, benefiting from partnerships with industry leading partners such as Google, YouTube, MySpace and eBay.
Since July 2007, the Group’s European customers have been able to benefit from lower data roaming charges, with a daily fixed rate of €12 for unlimited usage.
Overall, Group data revenues have increased by 35.3%, or by 32.2% on an organic basis, compared with the same quarter last year.
Deliver strong growth in emerging markets
Further strong performances have been delivered during the quarter in the Group’s emerging markets, with service revenue growth of 32.9% in Egypt, 16.6% in Romania and 0.6% from Vodacom, which on an organic basis was growth of 42.8%, 26.8% and 20.6% respectively.
The Group’s more recent acquisitions in India and Turkey have delivered strong year on year total revenue growth in local currency of 50% and 32% respectively, calculated by assuming the Group owned these businesses for the whole of both quarters.
Actively manage our portfolio to maximise returns
On 8 May 2007, the Group completed its acquisition of companies with interests in Vodafone Essar in India for a cash consideration of US$10.9 billion and acquired debt of approximately US$2 billion. The Group has also granted Essar options to sell all or part of its shareholding for a maximum consideration of US$5 billion between the third and fourth anniversary of the completion of the acquisition.
Net debt at 30 June 2007 has increased significantly since 31 March 2007 with the contribution from free cash flow generated in the quarter more than offset by the increase in net debt of approximately £9 billion resulting from the transactions and agreements in India.
On 18 July 2007, the Group received $1.3 billion in respect of a 4.99% stake in Bharti Airtel following an irrevocable agreement by a Bharti group company on 9 May 2007 to purchase 5.60% of Bharti Airtel by November 2008.
Outlook
The overall performance for the quarter is consistent with expectations and the Group is therefore reiterating its outlook statement for the year ending 31 March 2008. The Group’s expectations for average foreign exchange rates for the 2008 financial year are unchanged from those announced on 29 May 2007.
Group revenue is expected to be in the range of £33.3 billion to £34.1 billion. Adjusted operating profit is expected to be in the range of £9.3 billion to £9.8 billion, with the Group EBITDA margin lower year on year. Total depreciation and amortisation charges are anticipated to be around £5.8 billion to £5.9 billion, higher than the 2007 financial year, primarily as a result of the Vodafone Essar acquisition.
The Group expects capitalised fixed asset additions to be in the range of £4.7 billion to £5.1 billion, including in excess of £1.0 billion in India.
Reported free cash flow is expected to be in the range of £4.0 billion to £4.5 billion. This is after taking into account £0.6 billion of expected tax payments and associated interest in respect of the potential settlement of a number of long standing tax issues, a net cash outflow of approximately £0.8 billion anticipated in respect of India and £0.5 billion from deferred payments and the reversal of certain timing differences that benefited the 2007 financial year. The outlook for free cash flow is stated including the impact of known spectrum or licence payments only.

REGIONAL RESULTS
Europe

				Impact of
	Quarter ended 30 June		Reported	foreign	Organic
	2007	2006	growth	exchange	growth
	£m	£m	%	%	%
Total revenue	6,219	6,220	—	1.1	1.1

Voice revenue	4,315	4,469	(3.4)	1.0	(2.4)
Messaging revenue	764	711	7.5	1.0	8.5
Data revenue	398	312	27.6	1.3	28.9
Fixed line operator and DSL revenue	368	340	8.2	1.5	9.7
Other service revenue	5	—

Service revenue	5,850	5,832	0.3	1.1	1.4

				Impact of
	Quarter ended 30 June		Reported	foreign	Organic	Other	Underlying
	2007	2006	growth	exchange	growth	Adjustments(1)	growth
Service revenue	£m	£m	%	%	%	%	%
Germany	1,238	1,339	(7.5)	1.2	(6.3)	3.0	(3.0)
Italy	1,005	1,051	(4.4)	1.3	(3.1)	3.5	0.4
Spain	1,110	1,001	10.9	1.6	12.5	5.4	17.9
UK	1,209	1,153	4.9	—	4.9	0.7	5.6
Arcor	375	346	8.4	1.5	9.9
Other	1,028	1,036	(0.8)	1.4	0.6	4.1	4.7
Eliminations	(115)	(94)

	5,850	5,832	0.3	1.1	1.4	3.2	4.6

Key performance indicators	Germany	Italy	Spain	UK	Other	Europe
Organic growth	%	%	%	%	%	%
Closing mobile customers	7.4	17.3	8.8	9.0	8.3	10.0
Mobile voice usage	30.0	16.2	22.2	24.4	9.0	20.5

(1)	Estimated impact of revenue arrangements now presented net of associated direct costs and termination rate reductions
Customers
The Europe region recorded 2.3 million net customer additions in the quarter compared with 0.9 million in the same quarter last year, with year on year growth in both contract and prepaid net additions.
Strong net additions in Italy and the UK reflect changes in commercial strategies implemented after the June quarter last year. In Germany, the increase in net additions is partly attributable to wholesale contract arrangements started in the quarter.
The total customer base reached 103.5 million at the end of the quarter, up 10.0% on an organic basis since the same quarter last year.
Usage
Total voice usage increased by 20.5% on an organic basis compared with the same quarter last year. Outgoing call volumes increased by 26.2% on an organic basis resulting from a 9.2% growth in average customers and a 15.6% growth in outgoing usage per customer, reflecting similar overall trends to the previous quarter.
Total outgoing voice usage growth remained strong in the region’s major markets, with improved growth in Italy from various successful commercial initiatives offsetting lower growth in Spain arising from lower promotional activity than in the prior year.
Revenue
Service revenue growth was 0.3% for the quarter, or 1.4% on an organic basis, compared with 0.2% growth in the previous quarter, or 1.9% growth on an organic basis. The lower growth rate principally reflects the impact in the current quarter from the cancellation of top up fees in Italy and the Group’s reduction of European roaming prices by 40% between summer 2005 and April 2007, with particular impact this quarter in Germany and the UK, offsetting other underlying improvements. Spain continued to sustain strong local currency growth in service revenue, primarily through the year on year increase in the customer base.

Voice revenue
Voice revenue declined by 3.4%, or by 2.4% on an organic basis, compared with the same quarter last year, having declined by 2.7%, or 0.9% on an organic basis, in the previous quarter. Outgoing voice revenue remained broadly stable year on year for the region, with the negative impact in Italy from the cancellation of top up fees, offset by successful commercial initiatives in Italy and improved trends in Spain and the UK. Incoming voice revenue continues to decline, with a 4.9% fall, or 3.8% fall on an organic basis principally due to the impact from termination rate reductions in Germany together with an additional impact this quarter from termination rate reductions in Spain. Roaming and international visitor revenues declined 12.7% year on year, or by 11.9% on an organic basis, as expected, from the impact of the Group’s initiatives on retail and wholesale roaming.
Messaging revenue
The Europe region recorded 7.5% growth in messaging revenue, or 8.5% on an organic basis, compared with the same quarter last year, slightly higher than the growth recorded in the previous quarter. Strong growth in messaging usage and revenue was recorded in Italy from the continued success of propositions launched in the previous quarters.
Data revenue
Data revenue growth remained strong, increasing by 27.6%, or by 28.9% on an organic basis, similar to the growth in the previous quarter. Data revenue continues to benefit from growth in business services and the increasing penetration of 3G devices, which have nearly doubled since June 2006 to 17.1 million. Handheld business devices increased by 87% since June last year, with Vodafone Mobile Connect data cards up 70%. Increasing device penetration has improved significantly the rate of growth in the UK and Italy, offsetting lower but nonetheless strong growth in Germany and Spain.
Fixed line operator and DSL revenue
Arcor generated 8.4% growth in service revenue, or 9.9% measured in local currency, compared with the same quarter last year, driven by a 47% year on year increase in DSL customers to 2.2 million.
Associates and investments
The Group’s interests in France are now managed by the Europe region. SFR recorded 31,000 proportionate net additions in the quarter, bringing the proportionate mobile customer base to 7.9 million. Vivendi will report further financial information for SFR on 25 July 2007.

EMAPA

				Impact of	Impact of
	Quarter ended 30 June		Reported	acquisitions &	foreign	Organic
	2007	2006	growth	disposals	exchange	growth
	£m	£m	%	%	%	%
Total revenue	2,021	1,436	40.7	(27.9)	5.9	18.7

Voice revenue	1,638	1,144	43.2	(32.7)	6.5	17.0
Messaging revenue	189	142	33.1	(18.1)	0.6	15.6
Data revenue	55	25	120.0	(60.8)	5.3	64.5
Fixed line operator and DSL revenue(1)	4	18	(77.8)	77.5	0.3	—

Service revenue	1,886	1,329	41.9	(29.4)	5.7	18.2

				Impact of	Impact of
	Quarter ended 30 June		Reported	acquisitions &	foreign	Organic
	2007	2006	growth	disposals	exchange	growth
Service revenue	£m	£m	%	%	%	%
Eastern Europe	714	477	49.7	(36.9)	0.1	12.9
Middle East, Africa & Asia	837	559	49.7	(40.3)	19.5	28.9
Pacific	335	293	14.3	—	(4.8)	9.5

	1,886	1,329	41.9	(29.4)	5.7	18.2

		Middle East,
		Africa &
Key performance indicators	Eastern Europe	Asia	Pacific	EMAPA
Organic growth	%	%	%	%
Closing mobile customers	24.2	39.9	8.9	29.2
Mobile voice usage	25.8	45.9	14.4	32.1

(1)	Includes the Group’s joint venture interest in the fixed line operations of Bharti Airtel in the prior year
The EMAPA region recorded 6.9 million organic customer net additions in the quarter compared with 2.9 million in the same quarter last year, with India and Turkey accounting for 3.3 million of the year on year increase. Customer growth remained particularly strong in Egypt and South Africa.
The total customer base reached 96.9 million compared with 53.5 million at June last year, including a net additional 28.4 million customers in India year on year.
Reported revenue growth of 40.7% included 27.9 percentage points benefit from acquisitions and disposals, primarily relating to the timing of the acquisitions in Turkey and India, offset by 5.9 percentage points adverse impact from exchange rate movements, particularly in South Africa.
Growth in service revenue in the quarter was 41.9% compared to 25.9% in the previous quarter, whereas organic growth in service revenue in the quarter was 18.2% compared with 19.6% in the previous quarter, primarily reflecting an incremental impact from termination rate reductions in the quarter across several markets. Customer growth remains the key driver of the organic increase in service revenue, with average customers up 27.2% on an organic basis.
Eastern Europe
In Eastern Europe growth in service revenue of 49.7% was achieved compared with 65.7% in the previous quarter. Organic growth in service revenue of 12.9% in the quarter was achieved compared with 16.3% growth in the previous quarter, with the inclusion of the Czech Republic in the organic calculation for the first time and an incremental impact from termination rate reductions accounting for substantially all of the difference.
The principal driver of the organic growth in Eastern Europe continued to be Romania, where the customer base has reached 8.2 million. Service revenue growth was 16.6% in Romania, or 26.8% when measured in local currency, similar to growth in the previous quarter, with 22.8% growth in average customers and 3.3% growth in ARPU from a focus on higher value contract customers.
Customer growth in Turkey remains strong with 1.0 million net additions in the quarter following the rebranding of the business to Vodafone on 31 March 2007, bringing the closing customer base to 14.9 million, up 32.0% on the same quarter last year. Year on year total revenue growth for the quarter was 32%, assuming the Group owned the business for the whole of both quarters.
Middle East, Africa and Asia

In Middle East, Africa and Asia growth in service revenue of 49.7% was achieved compared with 10.0% in the previous quarter. Organic service revenue growth was 28.9%, similar to growth in the previous quarter, with 37.3% organic growth in average customers.
Service revenue growth in Egypt was 32.9% compared to 22.6% in the previous quarter, whereas local currency growth in service revenue of 42.8% compared with 35.9% growth in the previous quarter. Organic customer net additions were 1.0 million, with a positive reaction to the introduction of lifetime validity for prepaid customers. Average customers have increased by 50.0% compared with the same quarter last year.
Vodacom Group, the Group’s joint venture with principal operations in South Africa, reported service revenue growth of 0.6%, compared to local currency growth in service revenue of 20.6%, slightly lower than the previous quarter reflecting lower average customer growth as market penetration rises. The Group’s share of net additions was 1.1 million, bringing the share of the closing customer base to 16.2 million. Data revenue growth remains very strong at around 70% in local currency, with rapid growth in mobile broadband connectivity devices.
The Group’s new business in India has registered 3.0 million customer net additions from completion of the acquisition until the end of the quarter, bringing the closing customer base to 30.8 million, up 75% on June last year. Year on year total revenue growth for the quarter was 50%, assuming the Group owned the business for the whole of both quarters.
Pacific
The Pacific area delivered 14.3% service revenue growth, or 9.5% growth on an organic basis, similar to the previous quarter, with improved underlying trends from a focus on higher value contract customers in Australia and non-voice services in New Zealand, offset by an incremental impact from termination rate reductions in the quarter in both countries.
Associates and investments
Verizon Wireless
In the US, Verizon Wireless maintained strong growth in retail customers, with 1.6 million retail net additions, the same as the previous quarter. Total net customer additions were 1.3 million, after 0.3 million reseller net disconnections, with the Group’s proportionate share at 0.6 million.
The closing proportionate customer base reached 27.9 million, up 13.2% on June last year. Verizon Communications will report its June quarter results, including those of Verizon Wireless, on 30 July 2007.
Other
The Group’s investments registered 0.9 million proportionate organic customers in the quarter.

Use of Non-GAAP Financial Information
Organic growth
The Group believes that “organic growth”, which is not intended to be a substitute, or superior to, reported growth, provides useful and necessary information to investors and other interested parties for the following reasons:
•	it provides additional information on underlying growth of the business without the effect of factors unrelated to the operating performance of the business;
•	it is used by the Group for internal performance analysis; and
•	It facilitates comparability of underlying growth with other companies, although the term “organic” is not a defined term under IFRS, and may not, therefore, be comparable with similarly titled measures reported by other companies.
Reconciliations from reported growth can be found on pages 4, 6 and 8. Additional reconciliations are shown in the table below:
Reconciliations from reported growth can be found of pages 4, 6 and 8. Additional reconciliations are shown in the tables below:

		Impact of	Impact of
	Reported	foreign	acquisitions and	Organic
	growth	exchange	disposals	growth
	%	%	%	%
Quarter ended 30 June 2007 compared to quarter ended 30 June 2006

Europe
Outgoing voice revenue	(0.5)	1.0	—	0.5
Incoming voice revenue	(4.9)	1.1	—	(3.8)
Roaming and international visitor revenue	(12.7)	0.8	—	11.9

EMAPA
Additional service revenue disclosure
Egypt	32.9	9.9	—	42.8
Romania	16.6	10.2	—	26.8
South Africa	0.6	20.0	—	20.6

Quarter ended 31March 2007 compared to quarter ended 31 March 2006

Europe
Service revenue	0.2	1.7	—	1.9
Voice revenue	(2.7)	1.8	—	(0.9)

EMAPA
Service revenue	25.9	14.9	(21.2)	19.6
Eastern Europe – service revenue	65.7	8.5	(57.9)	16.3
Egypt – service revenue	22.6	13.3	—	35.9
Other
Certain of the statements within the section titled “Outlook” on page 5 contain forward-looking non-GAAP financial information which at this time there is no comparable GAAP measure and which at this time cannot be quantitatively reconciled to comparable GAAP financial information.

KEY PERFORMANCE INDICATORS – MOBILE TELECOMMUNICATIONS BUSINESSES
MOBILE CUSTOMERS(1) – 1 APRIL 2007 TO 30 JUNE 2007

	AT 1 APR	NET	OTHER	AT 30 JUN
COUNTRY (in thousands)	2007	ADDITIONS	MOVEMENTS(2)	2007	PREPAID(3)
Europe:
Germany	30,818	800	—	31,618	54.4%
Italy	21,034	729	—	21,763	91.9%
Spain	14,893	286	—	15,179	44.2%
UK	17,411	236	—	17,647	60.3%

	84,156	2,051	—	86,207	65.3%

Other Europe:
Albania	956	48	—	1,004	96.3%
Greece	5,057	180	—	5,237	69.7%
Ireland	2,177	10	—	2,187	72.9%
Malta	186	2	—	188	89.5%
Netherlands	3,880	10	—	3,890	44.1%
Portugal	4,751	24	—	4,775	79.3%

	17,007	274	—	17,281	68.8%

Europe	101,163	2,325	—	103,488	65.8%

EMAPA:
Eastern Europe:
Czech Republic	2,475	50	—	2,525	47.4%
Romania	7,954	269	—	8,223	65.9%
Hungary	2,163	1	—	2,164	58.9%
Turkey	13,900	1,025	—	14,925	89.1%
Poland	2,483	50	—	2,533	58.8%

	28,975	1,395	—	30,370	70.6%

Middle East, Africa & Asia:
Egypt	9,652	975	356	10,983	94.5%
Kenya	2,433	332	—	2,765	98.6%
South Africa(4)	15,075	1,129	—	16,204	89.4%
India	—	3,049	27,703	30,752	87.9%

	27,160	5,485	28,059	60,704	90.3%

Pacific:
Australia	3,367	16	—	3,383	72.9%
New Zealand	2,244	24	—	2,268	75.2%
Fiji	139	7	—	146	95.4%

	5,750	47	—	5,797	74.9%

EMAPA	61,885	6,927	28,059	96,871	83.3%

Group customers	163,048	9,252	28,059	200,359	75.2%

Reconciliation to proportionate:
Minority interests in above:
Europe	(7)	—	—	(7)
EMAPA	(5,897)	(1,617)	(9,346)	(16,860)

	(5,904)	(1,617)	(9,346)	(16,867)

Associates & investments:
United States	27,322	602	—	27,924	5.3%
Other	21,927	879	(2,185)	20,621	79.0%

	49,249	1,481	(2,185)	48,545

Proportionate customers(5)	206,393	9,116	16,528	232,037	71.1%

Europe	109,032	2,356	—	111,388	65.8%
EMAPA	97,361	6,760	16,528	120,649	72.1%

Notes:

(1)	Group customers are now presented on a controlled (fully consolidated) and jointly controlled (proportionately consolidated) basis in accordance with the Group’s current segments.

(2)	Other movements principally relate to the acquisition of Vodafone Essar.

(3)	Prepaid customer percentages are calculated on a venture basis. At 30 June 2007, there were 691.9 million venture customers.

(4)	South Africa refers to the Group’s interests in Vodacom Group (Pty) Limited and its subsidiaries, including those located outside of South Africa.

(5)	Proportionate customers are based on equity interests as at 30 June 2007. The calculation of proportionate customers for Vodafone Essar also assumes the exercise of call options that could increase the Group’s equity interest from 51.95% to 66.98%. These call options can only be exercised in accordance with Indian law prevailing at the time of exercise.

KEY PERFORMANCE INDICATORS – MOBILE TELECOMMUNICATIONS BUSINESSES
MOBILE CUSTOMER CHURN

		ANNUALISED CHURN INFORMATION IN THE QUARTER ENDED
		30 JUN	30 SEP	31 DEC	31 MAR	30 JUN
COUNTRY		2006	2006	2006	2007	2007

Germany(1)	Total	20.7%	22.1%	20.1%	24.2%	20.7%
	Contract	14.6%	13.5%	15.7%	14.9%	14.0%
	Prepaid	26.0%	29.5%	23.9%	31.9%	26.4%

Italy	Total	20.8%	21.7%	19.4%	20.6%	18.1%
	Contract	17.2%	13.6%	14.8%	14.1%	15.9%
	Prepaid	21.1%	22.4%	19.8%	21.2%	18.3%

Spain(2)	Total	20.5%	37.0%	23.4%	24.7%	22.4%
	Contract	12.3%	13.4%	15.3%	16.6%	14.8%
	Prepaid	28.9%	62.5%	32.8%	34.5%	31.7%

UK	Total	32.8%	37.6%	35.4%	29.8%	34.1%
	Contract	20.1%	18.8%	17.9%	17.4%	15.9%
	Prepaid	40.9%	49.9%	47.0%	37.9%	46.0%

Notes:

(1)	The customer churn for Germany in the quarter ended 31 December 2006 benefited from a regulatory driven change in the prepaid disconnection policy, which reduced disconnections by 291,000 in the quarter. The underlying prepaid customer churn, excluding this change, was 31.1% and total churn was 24.0%.

(2)	The customer churn for Spain in the quarter ended 30 September 2006 includes the effect of 584,000 disconnections following a change in the application of disconnection policies. The underlying customer churn, excluding these disconnections, was 20.1%.
3G DEVICES(1)

	QUARTER ENDED 30 JUNE 2007
	AT 31 MAR	NET	AT 30 JUN
COUNTRY (in thousands)	2007	ADDITIONS	2007

Germany	3,720	476	4,196
Italy	3,762	330	4,092
Spain	2,890	688	3,578
UK	1,938	685	2,623
Other Europe	2,353	236	2,589

Europe	14,663	2,415	17,078
EMAPA	1,205	227	1,432

Group	15,868	2,642	18,510

Consumer devices	14,246	2,460	16,706
Business devices	1,622	182	1,804

Group	15,868	2,642	18,510

Note:

(1)	3G devices only include those in the Group’s subsidiary and joint venture undertakings. At 30 June 2007, there were an additional 3.3 million (31 March 2007: 3.0 million) registered Vodafone live! with 3G and Vodafone Mobile Connect 3G/GPRS data card venture customers in the Group’s associated undertakings.

KEY PERFORMANCE INDICATORS – MOBILE TELECOMMUNICATIONS BUSINESSES
MOBILE VOICE USAGE VOLUMES

	TOTAL VOICE MINUTES(1) IN THE QUARTER ENDED
	3O JUN	30 SEP	31 DEC	31 MAR	30 JUN
COUNTRY (in millions)	2006	2006	2006	2007	2007

Europe:
Germany	7,614	7,979	8,650	9,230	9,897
Italy	7,687	8,050	8,256	8,439	8,932
Spain	6,978	7,533	7,655	8,248	8,530
UK	7,207	7,579	8,160	8,790	8,963
Albania	148	166	160	167	196
Greece	2,075	2,216	2,113	1,985	2,168
Ireland	1,380	1,422	1,462	1,420	1,490
Malta	49	55	50	48	55
Netherlands	1,820	1,711	1,868	1,900	2,006
Portugal	1,472	1,606	1,586	1,612	1,657

Europe	36,430	38,317	39,960	41,839	43,894

EMAPA:
Eastern Europe:
Czech Republic	901	868	919	916	985
Hungary	948	980	1,030	1,030	1,110
Romania(2)	1,873	2,059	2,231	2,339	2,540
Turkey(3)	2,494	6,451	5,781	6,224	6,583
Joint Venture	575	641	717	681	769

	6,791	10,999	10,678	11,190	11,987

Middle East, Africa & Asia:
Egypt	2,869	3,462	3,670	4,156	4,794
India(4)	—	—	—	—	26,713
Joint Ventures	5,160	5,713	6,638	5,781	3,016

	8,029	9,175	10,308	9,937	34,523

Pacific:
Australia	2,006	2,141	2,238	2,222	2,179
New Zealand	597	597	672	771	793
Joint Venture	28	33	34	32	38

	2,631	2,771	2,944	3,025	3,010

EMAPA	17,451	22,945	23,930	24,152	49,520

Group	53,881	61,262	63,890	65,991	93,414

Notes:

(1)	The total voice minute information presented in the table above represents network minutes, or the volume of minutes handled by each local network, and includes incoming, outgoing and visitor calls. The voice minute information in respect of Germany, Czech Republic and New Zealand reflects billed minutes, under which calls are rounded up to the nearest minute under certain tariffs.

(2)	During the quarter ended 31 December 2006, Vodafone Romania restated usage volumes for all quarters in the prior year. Previous volumes were billed minutes and this has now been restated to network minutes.

(3)	On 24 May 2006, the Group acquired substantially all the assets and business of Telsim Mobil Telekomunikasyon Hizmetleri in Turkey. The quarter ended 30 June 2006 has been restated to include voice minutes from the acquisition date.

(4)	Vodafone Essar is included from the date of acquisition.

KEY PERFORMANCE INDICATORS – MOBILE TELECOMMUNICATIONS BUSINESSES
MOBILE NON-VOICE SERVICE REVENUE AS A PERCENTAGE OF SERVICE REVENUE(1)

	QUARTER ENDED 30 JUNE 2007
COUNTRY	MESSAGING	DATA	TOTAL

Germany	14.1%	10.2%	24.3%
Italy	15.7%	5.5%	21.2%
Spain	8.9%	7.2%	16.1%
UK	17.6%	7.3%	24.9%

Europe	13.9%	7.2%	21.1%
EMAPA	10.1%	2.9%	13.0%

Group	12.9%	6.1%	19.0%
HISTORIC MOBILE NON-VOICE SERVICE REVENUE INFORMATION (1)

	NON-VOICE SERVICES AS A PERCENTAGE OF SERVICE REVENUE IN THE QUARTER ENDED
	30 JUN	30 SEP	31 DEC	31 MAR	30 JUN
COUNTRY	2006	2006	2006	2007	2007

Germany	21.2%	21.6%	22.9%	24.4%	24.3%
Italy	17.3%	17.5%	18.7%	20.4%	21.2%
Spain	15.7%	14.7%	15.3%	16.0%	16.1%
UK	20.9%	21.7%	23.2%	24.3%	24.9%

Europe	18.5%	18.6%	19.9%	21.0%	21.1%
EMAPA	12.7%	14.5%	15.2%	12.0%	13.0%

Group	17.4%	17.8%	18.9%	18.9%	19.0%

Note:

(1)	Service revenue from the mobile telecommunications businesses excludes fixed line operators and DSL revenue.

KEY PERFORMANCE INDICATORS – MOBILE TELECOMMUNICATIONS BUSINESSES
AVERAGE MONTHLY MOBILE REVENUE PER USER IN THE QUARTER

		30 JUN	30 SEP	31 DEC	31 MAR	30 JUN
COUNTRY		2006	2006	2006	2007	2007

Europe:
Germany	Total	22.1	22.4	20.9	19.3	19.5
(EUR)	Contract	38.4	39.0	36.7	34.7	34.9
	Prepaid	7.6	7.6	7.0	6.1	6.2

Italy	Total	27.6	27.1	25.8	23.4	23.2
(EUR)	Contract	72.6	68.0	71.1	69.5	69.8
	Prepaid	23.3	23.2	21.5	19.1	18.8

Spain	Total	35.3	36.4	35.3	33.8	36.3
(EUR)	Contract	54.8	55.2	51.3	48.9	52.0
	Prepaid	15.0	15.4	16.0	15.0	16.4

UK	Total	23.7	24.5	23.6	22.7	23.1
(GBP)	Contract	45.2	46.5	43.7	43.4	43.5
	Prepaid	8.9	9.4	9.5	8.6	8.9

Albania	Total	2,122	2,311	2,086	1,868	1,844
(ALL)	Contract	17,240	17,941	16,329	14,612	14,403
	Prepaid	1,606	1,782	1,605	1,419	1,366

Greece	Total	31.1	31.0	27.6	24.7	25.5
(EUR)	Contract	65.6	66.8	61.6	56.5	60.0
	Prepaid	13.7	13.4	11.4	10.1	10.2

Ireland	Total	48.8	46.9	45.6	44.6	45.4
(EUR)	Contract	102.8	99.4	94.5	92.5	94.3
	Prepaid	29.3	28.0	27.9	27.2	27.1

Malta(1)	Total	14.7	16.6	12.6	12.0	14.0
(MTL)	Contract	39.2	38.2	36.0	34.7	36.3
	Prepaid	11.2	13.4	9.2	8.5	10.5

Netherlands	Total	35.7	36.9	31.7	36.1	37.9
(EUR)	Contract	63.5	64.6	52.0	57.8	59.7
	Prepaid	10.1	10.4	9.8	9.8	10.6

Portugal	Total	23.5	24.4	22.8	22.1	22.4
(EUR)	Contract	62.2	62.8	57.8	54.2	54.9
	Prepaid	13.0	13.9	13.2	13.2	13.2

EMAPA Subsidiaries:
Australia	Total	49.4	52.4	54.0	51.3	50.5
(AUD)	Contract	92.7	96.4	98.8	97.1	96.2
	Prepaid	33.9	36.2	37.2	34.1	33.0

Czech Republic	Total	674	670	658	613	635
(CZK)	Contract	978	966	946	897	916
	Prepaid	331	334	331	295	320

Egypt	Total	79.4	88.1	79.4	75.0	75.6
(EGP)	Contract	292.1	309.7	289.9	295.8	308.8
	Prepaid	57.1	66.7	61.4	59.1	60.4

Hungary	Total	5,066	5,339	5,171	4,749	4,935
(HUF)	Contract	9,129	9,097	8,529	7,847	8,010
	Prepaid	3,125	3,359	3,250	2,839	2,873

India	Total	N/A	N/A	N/A	N/A	N/A
(INR)	Contract	N/A	N/A	N/A	N/A	N/A
	Prepaid	N/A	N/A	N/A	N/A	N/A

New Zealand	Total	46.6	46.6	50.7	49.3	47.1
(NZD)	Contract	126.1	125.3	128.9	122.8	117.2
	Prepaid	23.2	22.5	23.7	23.4	21.4

Turkey	Total	N/A	16.5	14.4	14.4	15.7
(TRY)	Contract	N/A	31.4	28.2	28.7	29.2
	Prepaid	N/A	14.8	12.9	12.9	14.1

Romania	Total	15.2	15.9	15.6	14.0	15.7
(USD)	Contract	29.5	30.8	30.6	27.1	31.2
	Prepaid	6.7	7.3	7.0	6.1	6.6

Notes:

(1)	During the quarter ended 30 June 2007, Vodafone Malta restated previously published prepaid and contract average monthly mobile revenue per user to reflect a revised analysis of historic service revenue.

(2)	For acquired operations, average monthly mobile revenue per user is published with effect from the quarter following each acquisition.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 27, 2007	By: /s/ S R SCOTT
Name: Stephen R. Scott Title: Company Secretary